United States securities and exchange commission logo





                             May 18, 2022

       Rik Willard
       Chief Executive Officer
       Bubblr Inc.
       21 West 46th Street
       New York, NY 10036

                                                        Re: Bubblr Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed May 4, 2022
                                                            File No. 333-262680

       Dear Mr. Willard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 22, 2022 letter.

       Amendment No. 2 to Form S-1

       Cover Page

   1. In response to prior comment 2, you disclose that the Selling Stockholders may sell their shares of common stock
underlying the Series C Preferred and Warrants at a fixed price of
                                                        $0.40 per share or, if
quoted on the OTCQB, at prevailing market prices, prices related to prevailing market
prices or at privately negotiated prices. Please include the shares being offered by White Lion
Capital, LLC in this pricing disclosure on the prospectus cover page and in the Plan of
Distribution.
 Rik Willard
FirstName
Bubblr Inc.LastNameRik Willard
Comapany
May        NameBubblr Inc.
     18, 2022
May 18,
Page 2 2022 Page 2
FirstName LastName
2. In response to prior comment 4, you revised your disclosure throughout the prospectus to state that the company may submit puts under the Equity Financing Agreement until the earlier of December, 31, 2022 or until $15 million worth of shares have been the subject of a purchase notice. As noted in prior comment 4, this is inconsistent with the terms of the Equity Financing Agreement. Please revise your disclosure to reflect the terms of the agreement.
Executive Compensation
Management Compensation, page 33

3. You disclose that on April 20, 2022, your board of directors approved the amended and restated employment agreements for your Chief Executive Officer and Chief Commercial
         Officer. Please file these employments agreements as exhibits and file an Item 5.02 Form
         8-K.
Exhibits

4. Please revise the legality opinion to reflect that the opinion relates to the resale by the selling stockholders of a total of 13,385,595 shares. In addition, please update the exhibit index to hyperlink to the updated legality opinion.
       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess,
Legal Branch Chief, at 202-551-7951 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Technology
cc:      Scott Doney, Esq.